Mailstop 3561
                                                                 April 5, 2019


    Aaron LoCascio
    Chief Executive Officer
    Greenlane Holdings, Inc.
    6501 Park of Commerce Boulevard, Suite 200
    Boca Raton, Florida 33487

            Re:    Greenlane Holdings, Inc.
                   Registration Statement on Form S-1
                   Filed March 20, 2019
                   Response dated April 3, 2019
                   File No. 333-230405

    Dear Mr. LoCascio:

           We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Response Letter dated April 3, 2019

    Recent Developments

    Operating Results, page 10

        1. We note your proposed disclosure that you may include in a subsequent amendment regarding your partial first quarter net sales, and it appears the presentation of this preliminary result in isolation provides investors with an incomplete picture of your financial results. Accordingly, we have the following comments:
 Aaron LoCascio
Greenlane Holdings, Inc.
April 5, 2019
Page 2

           Please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. Please also expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the changes. The nature of any unusual or nonrecurring items that have impacted or are expected to impact the preliminary results should also be disclosed.
           We note your statement in your proposed disclosure that you..."may identify items that require [you] to make adjustments to the financial information set forth above and those changes could be material." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

       Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended March 31, 2019, they will be included in your registration statement.

Corporate Structure, Page 14

    2. We note that you show in the organizational charts here and on page 66 that investors in the offering will have a 22.6% economic interest in Greenlane Holdings, Inc. We also note that you show that the founder and non-founder members will have no economic interest in the registrant. We further note that in the third bullet point on page 65, you state that purchasers in the offering will own 100% of the economic interest in you.
       Please clarify for us what percentage of economic interest that investors in the offering will own after the offering and update your disclosures as needed.

Dilution, page 71

    3. We note your dilution calculation and have the following comments.

           Please show us how you calculated your net tangible book value as of December 31,
           2018 of $(12.6) million and net tangible book value per share of $(0.34). It appears you have used 41,333,333 shares as outstanding in this calculation. If so, please explain your basis for using this amount of shares as it appears to be the amount of common units outstanding in the LLC and also to include the shares purchased in this offering.
           Please also explain how this represents Class A common stock owned by your founder and non-founding members, when it appears they will not hold Class A stock but will be issued Class B and Class C common stock.
 Aaron LoCascio
Greenlane Holdings, Inc.
April 5, 2019
Page 3

           For your net tangible book value per share after the offering of $2.47, it appears you have also used 41,333,333 shares. Please explain to us why you believe this is the appropriate amount of shares to use as this appears to be the common units outstanding in the LLC and not the shares issued for the registrant.

    4. Please show us how you determined the amounts shown in the table on page
72. Please
       explain why you show new investors as purchasing 4,666,666 shares and excluded the shares sold to new investors by selling shareholders. Please also explain why the total number of shares is 41,333,333 shares as this appears to be the common units outstanding for the LLC and not the total number of shares to be outstanding for the registrant. Please finally show us how you determined the amount of total consideration contributed by existing shareholders. We may have further comment.

Unaudited Pro Forma Consolidated Financial Information, page 74

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 76

    5. Please show us your calculations for the amounts in the final pro forma Greenlane
       Holdings Inc. column for common units and additional paid in capital. Please explain to us why there remains a balance in member's equity after giving effect to the transactions and offering. Please also explain to us why you show a negative amount in retained earnings for the amount of your non-controlling interest.

        You may contact Lisa Sellars, Staff Accountant, at (202)551-3348 or James Allegretto,
Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, Staff Attorney, at
(202)551-3792, Lilyanna Peyser, Special Counsel, at (202)551-3222 or me at
(202)551-3720
with any other questions.


                                                            Sincerely,

                                                            /s/ Lilyanna Peyser
for

                                                            Mara L. Ransom
                                                            Assistant Director
                                                            Office of Consumer
Products